Exhibit 99.1

Uranium Royalty Corp. Completes Acquisition of Royalties on McArthur River and Cigar Lake Mines from Reserve Minerals Corp. and Secures Option on Dawn Lake Project

Vancouver – May 10, 2021 – Uranium Royalty Corp. (TSX-V: URC, Nasdaq: UROY, “URC” or the “Company”) is pleased to announce it has completed the previously announced acquisition of royalty interests on the McArthur River and Cigar Lake Mines in Saskatchewan, Canada. In addition, pursuant to the transaction the Company acquired an option to acquire a royalty on the Dawn Lake project, located in Saskatchewan, Canada.

Highlights

●	Royalty exposure to world-class and long-life mines: The McArthur River and Cigar Lake mines rank as the two largest high-grade uranium mines in the world, with ore grade 100 times world averages as disclosed by Cameco. Based on disclosed production capacities, the mines have the combined capacity equal to 21% of global forecasted uranium demand (2021)[1];

●	Embedded exploration upside to a substantial land package in Canada’s leading uranium district: The acquisition provides royalty exposure to over 300,000 hectares of ground in the highly prospective Athabasca Basin, with well respected operators, and in one of the top mining jurisdictions in the world.

●	Dawn Lake Project : URC acquired an option to purchase an additional 20% net profit interest (NPI) on a 7.5% share of overall uranium production from the Dawn Lake project lands. The royalty rate adjusts to 10% in the future upon production of 200 Mlbs from the combined royalty lands of the Dawn Lake and Waterbury/Cigar Projects (93 Mlbs produced to date according to Cameco’s disclosure).

Amir Adnani, Chairman of URC, commented: “Canada’s Athabasca Basin of Northern Saskatchewan remains a key production center to provide uranium fuel to meet the growing global demand for zero carbon emission nuclear power. Along with the 1.97% Net Smelter Royalty on Rio Tinto’s nearby Roughrider project, URC has gained exposure to long-life assets with existing infrastructure and exploration upside in this important region. With major producers as operators, we are able to work with companies with strong environmental, social and corporate governance (ESG) practices and proven operational ability.”

Scott Melbye, Chief Executive Officer of URC stated: “These royalties enhance URC’s exposure to potential near- and long-term cash flow from existing world-class operations. The additional option to acquire the Dawn Lake royalty interest as part of this acquisition provides additional exposure to this early stage project. We believe these exploration lands are in a prime geological setting with proven prospectivity, all within trucking distance of two existing mills. This transaction provides URC with over 300,000 hectares of royalty exposure in the world-class Athabasca Basin. URC also values its increased exposure to projects owned and operated by industry leaders, Cameco and Orano.”

1 UxC Q1 2021 Market Outlook – Base case 2021 demand projection

Status of the McArthur River and Cigar Lake Mines:

●	McArthur River Mine is operated by Cameco in partnership with Orano. The mine was in production since 1999 until placed on care and maintenance in 2018 due to uranium market conditions. According to Cameco, the restart of the mine is a commercial decision that will be based on Cameco’s ability to commit production from the operation under acceptable long-term contracts.

●	Cigar Lake Mine is operated by Cameco in joint venture with Orano, Idemitsu Canada Resources Ltd., and TEPCO Resources Inc. The mine commenced production in 2015. In December 2020, Cameco announced the temporary suspension of production at the mine due to risks posed by COVID-19. Cameco announced on May 7th, 2021 that production at the Cigar Lake mine had resumed, with the first shipment of ore sent to the McClean Lake mill at the end of April. Cameco stated that they were unable to provide additional production outlook for 2021 until the rate at which they will be able to sustainably operate the Cigar Lake mine is known.

The Transaction

Pursuant to the Agreement, URC acquired the royalties and royalty options from Reserve Industries Corp. and Reserve Minerals Inc. for a total consideration of US$11.5 million, satisfied by cash and common shares. This involved drawing down US$5.0 million from the previously announced margin loan facility with the Bank of Montreal for a portion of the purchase price.

The royalty interests and options to be acquired consist of the following:

●	McArthur River - 1% GOR on an approximate 9% share of overall uranium production, drawn from Orano’s 30.195% ownership interest. The royalty includes the option to elect to receive physical uranium “in kind” on notice. While the McArthur River mine has been idled since 2018 The royalty has provided consistent exposure to the mine’s 18-year production history and should continue to provide regular royalty payments over the projects remaining 23-year mine life in the event of a restart.

●	Cigar Lake – 10 to 20% sliding scale NPI on a 3.75% share of overall uranium production from the project lands, drawn from Orano’s ownership interest (37.1%). The royalty rate adjusts to 10% in the future upon production of 200 Mlbs from the combined royalty lands of the Dawn Lake and Waterbury/Cigar Projects (93 Mlbs produced to date). As a profit based interest, this royalty will begin to generate revenue after cumulative expense accounts, including development costs, are exhausted.

●	Dawn Lake: Option to acquire a 10 to 20% sliding scale NPI on a 7.5% share of overall uranium production from the project lands. The royalty rate adjusts to 10% in the future upon production of 200 Mlbs from the combined royalty lands of the Dawn Lake and Waterbury/Cigar Projects (93 Mlbs produced to date). As a profit based interest, this royalty will begin to generate revenue after cumulative expense accounts, including development costs, are exhausted. The option is exercisable at any time until May 7, 2024 upon notice and payment of $10 to the existing holder.

The Dawn Lake Project

The Dawn Lake project is a large early exploration stage project located in northern Saskatchewan in Canada, approximately 700 km north of Saskatoon. The project grounds cover an area approximately between the McClean Lake mill and Cigar Lake mine.

The following map outlines the location of the Dawn Lake project:

The Dawn Lake project has been active since 1977, with resources currently outlined for the Tamarack deposit, currently listed by Cameco as having 17.9 Mlbs U3O8 of indicated resources at an average grade of 4.42% U3O8, and a further 1.0 Mlbs of inferred resources.

This deposit is an unconformity-related deposit at approximately 175 to 200 m depth, located 10 km to the southwest of the McClean Lake mill. In 1978, unconformity-associated uranium mineralization was intersected on the project which later became known as the 11, 11A, 11B and 14 Zones of the Dawn Lake deposits. Development drilling on the Dawn Lake deposits occurred between 1978 and 1982. The Dawn Lake deposits do not currently have any mineral resources assigned to them by Cameco. In addition to the resources outlined above, significant uranium mineralization has been discovered at the La Rocque Lake (29.9% U3O8 over 7 m in hole Q22-040), Natona Bay (5.56% U3O8 over 5.25 m in hole Q27B-030), and Thorburn Lake (3.2% U3O8 over 8.8 m in hole Q14A-026) areas. These historical deposits do not have resources assigned to them under the framework of NI-43-101.

About Uranium Royalty Corp.

Uranium Royalty Corp. is a pure-play uranium royalty company focused on gaining exposure to uranium prices by making strategic investments in uranium interests, including royalties, streams, debt and equity investments in uranium companies, as well as through holdings of physical uranium. The Company’s strategy recognizes the inherent cyclicality of valuations based on uranium prices, including the impact of such cyclicality on the availability of capital within the uranium sector and the current historically low uranium pricing environment. The Company intends to execute on its strategy by leveraging the deep industry knowledge and expertise of its management team and the Board to identify and evaluate investment opportunities in the uranium industry. The Company’s management and the Board include individuals with decades of combined experience in the uranium and nuclear energy sectors, including specific expertise in mine finance, project identification and evaluation, mine development and uranium sales and trading.

Contact: Scott Melbye – Chief Executive Officer Email: smelbye@uraniumroyalty.com Investor Relations: Toll Free: 1.855.396.8222 Email: info@uraniumroyalty.com Website: www.UraniumRoyalty.com	Corporate Office: 1030 West Georgia Street, Suite 1830, Vancouver, BC, V6E 2Y3 Phone: 604.396.8222

Note on Technical Disclosure

Darcy Hirsekorn, the Company’s Chief Technical Officer, has supervised the preparation of and reviewed the technical information contained in this presentation. He holds a B.Sc. in Geology from the University of Saskatchewan, is a qualified person as defined in National Instrument 43-101 and is registered as a professional geoscientist in Saskatchewan.

Except where otherwise stated, the Company’s disclosure herein relating to properties subject to the Company’s royalties is based primarily on information publicly disclosed by the owners or operators of such properties, as is customary for royalty portfolio companies of this nature. Specifically, as a royalty holder, the Company has limited, if any, access to the properties subject to its interests. The Company generally relies on publicly available information regarding these properties and related operations and generally has no ability to independently verify such information. In addition, such publicly available information may relate to a larger property area than that covered by the Company’s interests.

Unless otherwise indicated, the scientific and technical information disclosed herein is based upon Cameco’s Annual Information Form for the Year Ended December 31, 2020 and Cameco’s other public filings and, in the case of the Dawn Lake Project, also the historical uranium deposit information outlined in the Saskatchewan Mineral Deposit Index (SMDI).

Forward Looking Statements

Certain statements in this news release may constitute “forward-looking statements”, including those regarding expectations regarding projects in which the Company has an interest. Forward-looking statements are statements that address or discuss activities, events or developments that the Company expects or anticipates may occur in the future. When used in this news release, words such as “estimates”, “expects”, “plans”, “anticipates”, “will”, “believes”, “intends” “should”, “could”, “may” and other similar terminology are intended to identify such forward-looking statements. Forward-looking statements reflect the current expectations and beliefs of the Company’s management. These statements involve significant uncertainties, known and unknown risks, uncertainties and other factors and, therefore, actual results, performance or achievements of the Company and its industry may be materially different from those implied by such forward-looking statements. They should not be read as a guarantee of future performance or results, and will not necessarily be an accurate indication of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from such forward-looking statements, including, without limitation, any inability of the operator of the McArthur Mines to restart the currently idled mine, delays in the restart of the Cigar Lake mine, risks inherent to royalty companies, uranium price volatility, risks related to the operators of the projects underlying the Company’s existing and proposed interests and those other risks described in the Company’s Annual Information Form for the year ended April 30, 2020 and other disclosure documents, available on SEDAR at www.sedar.com. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should exercise caution in relying upon forward-looking statements and the Company undertakes no obligation to publicly revise them to reflect subsequent events or circumstances, except as required by law.

Neither the TSX-V nor its Regulation Services Provider (as that term is defined in policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.